FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For November 13, 2025

DESWELL INDUSTRIES, INC.

(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau

32-36 Rua do Comandante Mata e Oliveira

Macau

Special Administrative Region, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Deswell Announces First Half 2026 Results

- Company Announces First Half Cash Dividend of $0.10 Per Share -

FOR IMMEDIATE RELEASE

MACAO (November 13, 2025) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the first six months of fiscal 2026, ended September 30, 2025.

Net sales for the six months ended September 30, 2025 were $33.2 million, a decrease of 5.5% compared to net sales of $35.2 million for the six months ended September 30, 2024. Net sales decreased by 13.8% to $5.0 million in the plastic segment and by 3.9% to $28.2 million in the Company’s electronic segment.

Total gross margin was 23.4% of net sales during the six months ended September 30, 2025, as compared to 19.5% for the corresponding period of last year.  Gross margin in the plastic segment decreased slightly to 18.3% of net sales in the segment for the first half of fiscal 2026, compared to 19.5% of net sales in the segment for the corresponding period of last fiscal year. As a percentage of sales, gross margin in the plastic segment slightly decreased due to an increase in labor costs resulting from the raise in minimum hourly wage, offset by continued control in the consumption of raw materials in the first six months of fiscal 2026. Gross profit margin in the electronic segment increased to 24.3% compared to 19.5% of net sales in the segment for the first half of last fiscal year. This was mainly due to higher-margin offerings, justified by enhanced value-added services delivered to customers, and continuous cost control measures in raw materials and labor costs for the first six months of fiscal 2026. Operating income in the first half of fiscal 2026 was $2.5 million, compared to operating income of $1.8 million for the same period of fiscal 2025.

The Company reported net income of $7.5 million for the six months ended September 30, 2025, compared to net income of $6.2 million for the six months ended September 30, 2024. This was primarily due to increases in total gross margin and non-operating income for the six months ended September 30, 2025, as compared to the same period of fiscal 2025. Deswell reported basic and diluted income per share of $0.47 for the first half of fiscal 2026 (based on 15,935,000 and 15,935,000 weighted average shares outstanding, respectively), as compared to basic and diluted income per share of $0.39 for the first half of fiscal 2025 (based on 15,935,000 and 15,935,000 weighted average shares outstanding, respectively).

The Company's financial position remained strong, with $23.4 million in cash and cash equivalents and working capital totaling $85.1 million as of September 30, 2025. Furthermore, the Company has no long-term or short-term borrowings as of September 30, 2025.

Mr. Edward So, Chief Executive Officer, commented, “To date in fiscal year 2026, our performance reflects our resilience amid a challenging global economic landscape. While overall sales declined, driven primarily by softened worldwide demand, gross margins expanded as a result of higher-margin offerings with enhanced value-added services delivered to customers. New product introductions continue to outperform legacy lines, demonstrating the strength of our innovation pipeline. As we navigate a challenging economic landscape, our strategic priorities – accelerating speed-to-market, rigorous internal cost controls, close supplier partnerships, and targeted reinvestments – position us to stabilize performance and preserve competitiveness through the current cycle.”

First Half Dividend

The Company also announced that its board of directors today declared a cash dividend of $0.10 per share for the first six months of fiscal 2026. The dividend will be payable on December 23, 2025 to shareholders of record as of December 2, 2025.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the Renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

IMS Investor Relations

203.972.9200

jnesbett@imsinvestorrelations.com

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands)

	September 30,	March 31,
	2025	2025
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$23,382	$28,133
Fixed deposits maturing over three months	21,216	19,431
Time deposits maturing over twelve months - current portion	—	2,761
Marketable securities (note 3)	26,890	25,175
Held-to-maturity Investment	8,180	—
Accounts receivable, net	13,901	9,914
Inventories (note 2)	10,130	9,462
Prepaid expenses and other current assets	1,221	1,612
Total current assets	104,920	96,488
Property, plant and equipment - net	22,954	23,385
Deferred income tax assets	337	335
Time deposits maturing over twelve months	—	—
Total assets	$128,211	$120,208

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$7,263	$5,740
Accrued payroll and employee benefits	8,414	7,779
Customer deposits	1,855	2,058
Other accrued liabilities	1,132	1,014
Income taxes payable	1,192	1,126
Total current liabilities	19,856	17,717
Deferred income tax liabilities	310	371
Total liabilities	20,166	18,088

Shareholders' equity
Common shares nil par value; authorized 30,000,000 shares; 17,081,810 shares issued; 15,935,239 shares outstanding as of March 31, 2025 and September 30, 2025	53,202	53,202
Treasury stock at cost; 1,146,571 shares as of March 31, 2025 and September 30, 2025	(2,821)	(2,821)
Additional paid-in capital	7,973	7,973
Accumulated other comprehensive income	5,316	5,316
Retained earnings	44,375	38,450
Total shareholders' equity	108,045	102,120
Total liabilities and shareholders' equity	$128,211	$120,208

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME

(UNAUDITED)

(U.S. dollars in thousands, except per share data)

	Six months ended September 30,
	2025	2024

Net sales	$33,230	$35,176
Cost of sales	25,442	28,312
Gross profit	7,788	6,864
Selling, general and administrative expenses	5,432	5,404
Other income, net	158	360
Operating income	2,514	1,820
Non-operating income, net	5,172	4,646
Income before income taxes	7,686	6,466
Income taxes	167	281
Net income attributable to Deswell Industries, Inc.	$7,519	$6,185

Other comprehensive income	$—	$—
Comprehensive income attributable to Deswell Industries, Inc.	$7,519	$6,185

Net income per share attributable to Deswell Industries, Inc. (note 4)
Basic:
Net income per share	$0.47	$0.39
Weighted average common shares outstanding shares (in thousands)	15,935	15,935

Diluted:
Net income per share	$0.47	$0.39
Weighted average number of shares outstanding (in thousands)	15,935	15,935

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(U.S. dollars in thousands)

	Six months ended	Six months ended
	September 30,	September 30,
	2025	2024
Cash flows from operating activities :
Net income	$7,519	$6,185
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	741	764
Provision for doubtful accounts	16	44
(Reversal of) additional charges for obsolescence allowance of inventories, net	(284)	350
Gain on disposal of property, plant and equipment	(26)	(8)
Unrealized holding gain on marketable securities	(930)	(2,961)
Realized gain on disposal of marketable securities	(2,881)	—
Scrip dividend received	—	(73)
Deferred tax credit	(63)	(22)
Changes in operating assets and liabilities :
Accounts receivable	(4,003)	(5,226)
Inventories	(384)	(5)
Prepaid expenses and other current assets	391	(169)
Accounts payable	1,523	3,041
Accrued payroll and employee benefits	635	493
Customer deposits	(203)	1,166
Other accrued liabilities	118	(86)
Income taxes payable	66	217
Net cash provided by operating activities	2,235	3,710

Cash flows from investing activities
Purchase of property, plant and equipment	(326)	(129)
Proceeds from disposal of property, plant and equipment,	42	25
Purchase of marketable securities	(7,450)	(1,275)
Proceeds from disposal of marketable securities	9,546	—
Increase in fixed deposits maturing over three months	(1,785)	(8,205)
Release of (Increase in) fixed deposits maturing over twelve months - current	2,761	(2,800)
Release of fixed deposits maturing over twelve months	—	2,799
(Decrease) Increase in Held-to-maturity Investment	(8,180)	5,157
Net cash used in investing activities	(5,392)	(4,428)

Cash flows from financing activities
Dividends paid	(1,594)	(1,594)
Net cash used in financing activities	(1,594)	(1,594)

Net decrease in cash and cash equivalents	(4,751)	(2,312)
Cash and cash equivalents, at beginning of period	28,133	15,750
Cash and cash equivalents, at end of period	23,382	13,438

Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	—	—
Income taxes	170	126

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to fairly present the financial position of Deswell Industries, Inc. (the Company) at September 30, 2025 and March 31, 2025, the results of operations for the six months ended September 30, 2025 and September 30, 2024, and the cash flows for the six months ended September 30, 2025 and September 30, 2024.  The notes in the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 29, 2025 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain and cost are as follows:

	March 31, 2025
	Cost	Gross Unrealized Gain	Fair value
Marketable securities
Equity securities	$24,758	$417	$25,175

	September 30, 2025
	Cost	Gross Unrealized Gain	Fair value
Marketable securities
Equity securities	$25,543	$1,347	$26,890

Marketable Securities

The Company acquired equity securities mainly listed on the Hong Kong Stock Exchange and the New York Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain from these marketable securities for the six months ended September 30, 2025 is included in the non-operating income of the consolidated statement of income.

During the first half of fiscal 2026, realized gain from the sale of marketable securities was $2,881.

3.       Inventories

	September 30,	March 31,
	2025	2025
Inventories by major categories:
Raw materials	$6,079	$6,017
Work in progress	2,979	2,602
Finished goods	1,072	843
	$10,130	$9,462

4.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income for the six months ended September 30, 2025 and 2024 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended September 30, 2025 Compared to Six Months Ended September 30, 2024

Net Sales - The Company's net sales for the six months ended September 30, 2025 were $33,230,000, a decrease of $1,946,000 or 5.5%, as compared to $35,176,000 in the corresponding period in fiscal 2025. The decrease was mainly related to decreases in sales revenues of $795,000 in the plastic segment, and of $1,151,000 in the electronic segment, as compared with the respective net sales from these segments in the corresponding period of last fiscal year.

The decrease in net sales in the plastic segment was mainly related to decreases in orders of $1,062,000 for plastic component parts of printers, and of $312,000 for tooling products from existing customers, offsetting increases of $149,000 for plastic component parts for tool boxes and power tools handles, and of $448,000 for other plastic component products from other existing customers.

The revenue decrease in the electronic segment was mainly due to decreases in orders of $4,030,000 for mixing consoles and audio signal processors from existing customers, offsetting an increase in orders of $1,922,000 for home entertainment products, and of $957,000 for loudspeakers from other existing customers.

Gross Profit - Gross profit for the first half of fiscal 2026 was $7,788,000, representing a gross margin of 23.4%. This compared with the overall gross profit of $6,864,000 or 19.5% of net sales for the first half of fiscal 2025.

Gross profit in the plastic segment decreased by $213,000 to $913,000 or 18.3% of net sales in the segment for the six months ended September 30, 2025, as compared to $1,126,000 or 19.5% of net sales in the segment for the same period in the prior fiscal year. As a percentage of sales, gross margin in the plastic segment slightly decreased for the first six months of fiscal 2026 due to the increase in labor costs resulting from the raise in minimum hourly wage, despite the ongoing measures taken to control labor and raw material costs as compared to the same period for the last fiscal year.

Gross profit in the electronic segment increased by $1,137,000 to $6,875,000 or 24.3% of net sales in the segment for the six months ended September 30, 2025, as compared to $5,738,000 or 19.5% of net sales in the segment for the same period of last fiscal year. The increase in gross margin for the first six months of fiscal 2026 was mainly due to higher-margin offerings, justified by enhanced value-added services delivered to customers, as well as ongoing measures taken to control labor headcount and to limit overtime allowances, as compared to the corresponding period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2025 were $5,432,000 or 16.3% of total net sales, as compared to $5,404,000 or 15.4% of total net sales for the six months ended September 30, 2024.

Corporate expenses decreased by $132,000 to $559,000 for the six months ended September 30, 2025 as compared to $691,000 for the same period ended September 30, 2024. The decrease was primarily due to the allocation of certain professional expenses to the subsidiaries.

SG&A expense in the plastic segment increased to $1,671,000 or 33.5% of net sales in the segment for the first half of fiscal 2026, as compared to $1,644,000 or 28.4% of net sales in the segment for the corresponding period of fiscal 2025. The slight increase in SG&A expense for the first six months of fiscal 2026 was mainly due to an increase of $25,000 in administration staff costs and welfare, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $134,000 to $3,203,000 or 11.3% of net sales in the segment for the six months ended September 30, 2025, as compared to $3,069,000 or 10.4% of net sales in the segment for the corresponding period in fiscal 2025. The increase in SG&A expense was primarily related to increases of $105,000 in staff costs, of $21,000 in travelling expense, and of $29,000 in selling expense, when compared to the corresponding period in the prior fiscal year.

Other income - Other income was $158,000 for the six months ended September 30, 2025, as compared to other income of $360,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the six months ended September 30, 2025 was $57,000, as compared to other income of $50,000 for the same period in the prior fiscal year. The decrease in other income was mainly due to decreases of $98,000 in exchange gain and of $42,000 in other income, offsetting an increase of $19,000 from gain in disposal of fixed assets, as well as a reversal of provision of $28,000 for doubtful debts during the six months ended September 30, 2025, as compared to the same period of last fiscal year.

Other income attributable to the electronic segment for the six months ended September 30, 2025 was $215,000, as compared to other income of $310,000 for the corresponding period in the prior fiscal year. This decrease in other income was mainly due to decreases of $32,000 in exchange gain, of $87,000 from gain related to product safety testing and certification services, and of $45,000 in other income, offsetting an increase of $70,000 from gain in sales of materials during the six months ended September 30, 2025, as compared to the same period of last fiscal year.

Operating income - Operating income was $2,514,000 for the six months ended September 30, 2025, as compared to operating income of $1,820,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $559,000 and $691,000 were incurred during the first half of fiscal 2026 and 2025, respectively.

On a segment basis, the operating loss of the plastic segment was $815,000 in the six months ended September 30, 2025, as compared to operating loss of $468,000 in the corresponding period in fiscal 2025. The increase in operating loss in the plastic segment was mainly due to the decreases in gross margin and other income, as described above.

The electronic segment reported operating income of $3,887,000 in the six months ended September 30, 2025, as compared to operating income of $2,979,000 in the corresponding period in fiscal 2025.  The increase in operating income was mainly due to the increase in gross margin as described above.

Non-operating income – Non-operating income for the six months ended September 30, 2025 was $5,172,000, as compared to non-operating income of $4,646,000 in the prior year period  The increase in non-operating income was primarily due to increases of $2,881,000 in realized gain from sales of marketable securities, and $294,000 in interest income, offsetting decreases of $2,031,000 in unrealized holding gain on the fair value of marketable securities, as well as of $549,000 in dividend income from securities investments during the six months ended September 30, 2025, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended September 30, 2025 represented an income tax expense of $230,000 and a deferred tax benefit of $63,000, as compared to an income tax expense of $303,000 and a deferred tax benefit of $22,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was an income tax expense of $13,000 and a deferred tax benefit of $63,000 in the plastic segment for the six months ended September 30, 2025, as compared to an income tax expense of $17,000 and a deferred tax benefit of $22,000 during the prior year period. Income tax expense in the electronic segment was $217,000 for the six months ended September 30, 2025, as compared to an income tax expense of $286,000 for the corresponding six months of fiscal 2025.

Net income – The Company had a net income of $7,519,000 for the six months ended September 30, 2025, as compared to net income of $6,185,000 for the six months ended September 30, 2024.  The increased net income for the first six months of fiscal 2026 was mainly attributed to the increases in non-operating income in the plastic segment, as well as gross margin in the electronic segment as described above.

Net income for the plastic segment for the six months ended September 30, 2025 totaled $3,499,000, as compared to a net income of $3,495,000 for the corresponding six months in fiscal 2025. The slight increase in net income in the first six months of fiscal 2026 for the plastic segment was mainly attributable to the increase in non-operating income in fiscal 2026 as described above.

Net income for the electronic segment for the six months ended September 30, 2025 was $4,579,000, compared to net income of $3,381,000 for the corresponding six months of fiscal 2025. The increase in net income in the first six months of fiscal 2026 for the electronic segment was mainly attributable to the increase in gross margin as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally-generated funds to finance its operations and investments.

As of September 30, 2025, the Company had working capital of $85,064,000 as compared to $78,771,000 at March 31, 2025.   The Company has generated sufficient funds from its operating activities to finance its operations and believes there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of September 30, 2025.

As of September 30, 2025, the Company had cash and cash equivalents of $23,382,000, as compared to $13,438,000 as of September 30, 2024.  During the six months ended September 30, 2025, net cash provided by operating activities was $2,235,000. Net cash used in investing activities was $5,392,000, mainly due to increases of $1,785,000 in fixed deposits maturing over three months, cash used in purchases of $7,450,000 of marketable securities, and $326,000 of fixed assets, offsetting cash provided by proceeds of $9,546,000 from disposal of marketable securities, as well as a release of $2,761,000 of time deposits maturing over twelve months – current portion during the first half of fiscal 2026. Net cash used in financing activities was comprised mainly of $1,594,000 in payment for dividends during the six months ended September 30, 2025.

As of September 30, 2025, the Company had no general banking facilities.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by

Date: November 13, 2025